Execution version

INTERCREDITOR AGREEMENT

between
AFRICAN RAINBOW MINERALS LIMITED
and
HARMONY GOLD MINING COMPANY LIMITED

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CONTENTS
1.
DEFINITIONS AND INTERPRETATION ............................................................................................
1
2.
DURATION .........................................................................................................................................
4
3.
GENERAL PROVISIONS CONCERNING THE LOAN AGREEMENTS ...........................................
4
4.
WAIVERS UNDER AND AMENDMENTS TO HARMONY LOAN AGREEMENT .............................
4
5.
NO ENCUMBRANCE OR GUARANTEES ........................................................................................
4
6.
REMEDIES UNDER THE HARMONY LOAN AGREEMENT ............................................................
5
7.
PAYMENTS ........................................................................................................................................
5
8.
CESSION AND DELEGATION ..........................................................................................................
5
9.
CROSS INDEMNITY...........................................................................................................................
6
10.
GENERAL CONDITIONS ...................................................................................................................
6
11.
COUNTERPARTS ..............................................................................................................................
7
12.
NOTICES ............................................................................................................................................
8
13.
GOVERNING LAW .............................................................................................................................
9
14.
JURISDICTION ...................................................................................................................................
9

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PARTIES:
This Agreement is made between:
(1)
AFRICAN RAINBOW MINERALS LIMITED, a public company duly incorporated in accordance with the laws of the Republic of South Africa under registration number
1933/004580/06 (ARM); and
(2)
HARMONY GOLD MINING COMPANY LIMITED, a public company duly incorporated in accordance with the laws of the Republic of South Africa under registration number
1950/038232/06 (Harmony).
WHEREAS
A.
Harmony and ARM have agreed to make certain facilities available to the Borrower on the terms and subject to the conditions set out in the ARM Loan Agreement and the Harmony
Loan Agreement.
B.
The Parties have entered into this Agreement in order to set out, inter alia, the terms and conditions which apply to
the relationship between each of them as creditors of the
Borrower.
IT IS AGREED AS FOLLOWS:
1.
DEFINITIONS AND INTERPRETATION
1.1.
In this Agreement, unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings assigned to them and cognate expressions shall bear corresponding meanings:
1.1.1.
Affiliate means, in relation to any company (the First Company):
1.1.1.1. any Subsidiary of the First Company;
1.1.1.2. any Holding Company of the First Company; and
1.1.1.3.
any company which is a Subsidiary of the same Holding Company as the First
Company;
1.1.2.
Agreement means this intercreditor agreement and all schedules hereto;
1.1.3.
Applicable Laws means the common law and any legislative enactment including, without limitation, any act, statute, ordinance, proclamation, decree, order, regulation and/or by-law;
1.1.4.
ARM means African Rainbow Minerals Limited, a public company duly incorporated in accordance with the laws of the Republic of South Africa under registration number
1933/004580/06;

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1.1.5.
ARM Loan Agreement means means the loan agreement to be entered into between the
Borrower and ARM contemporaneously with this Agreement;
1.1.6.
ARM Percentage means, at any time, the total amount owing by the Borrower to ARM under the ARM Loan Agreement at that time expressed as a percentage of the Total
Debt;
1.1.7.
Borrower means the trustees for the time being of the ARM Broad-Based Economic
Empowerment Trust, a trust established in accordance with the laws of the Republic of
South Africa with Master’s Reference IT4713/06;
1.1.8.
Business Day means any day other than a Saturday, Sunday or statutory public holiday in the Republic of South Africa;
1.1.9.
Discharge Date means the date on which the Borrower has paid in full all and any amounts owing to the Lenders arising out of or in connection with the Loan Agreements;
1.1.10.
Encumbrance means an Encumbrance, as defined in the Loan Agreements;
1.1.11.
Event of Default means any Event of Default, as defined in the Loan Agreements;
1.1.12.
Finance Parties has the meaning given to that term in the Subordination Agreement;
1.1.13.
Harmony means Harmony Gold Mining Company Limited (registration number
1950/038232/06), a public company duly incorporated in accordance with the company laws of the Republic of South Africa;
1.1.14.
Harmony Loan Agreement means the loan agreement to be entered into between the
Borrower and Harmony contemporaneously with this Agreement;
1.1.15.
Harmony Percentage means, at any time, the total amount owing by the Borrower to
Harmony under the Harmony Loan Agreement at that time expressed as a percentage of the Total Debt;
1.1.16.
Holding Company means in relation to any company or other corporation, any company or corporation of which it is a Subsidiary;
1.1.17.
Lenders means ARM and Harmony, and Lender means either of them, as the context may require;
1.1.18.
Loan Agreements means the ARM Loan Agreement and the Harmony Loan Agreement, and Loan Agreement means either one of them, as the context may require;
1.1.19.
Parties means ARM and Harmony, and Party means either one of them, as the context may require;
1.1.20.
Signature Date means the date on which this Agreement is signed by the Party signing last in time;
1.1.21.
Subordination Agreement means the subordination agreement to be entered into between the Borrower, Nedbank Limited and the Parties contemporaneously with this
Agreement

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1.1.22.
Subsidiary means, in relation to a person, an entity directly or indirectly controlled by that person, for which purpose “control” means either ownership of more than 50 per cent of the voting share capital (or equivalent right of ownership) of the entity, or power to direct its policies and management, whether by contract or otherwise;
1.1.23.
Total Debt means, at any time, the total amount owing by the Borrower to ARM under the ARM Loan Agreement and to Harmony under the Harmony Loan Agreement at that time.
1.2. In this Agreement, unless the context indicates a contrary intention:
1.2.1.
any reference to the singular includes the plural and vice versa;
1.2.2.
any reference to natural persons includes legal persons and vice versa;
1.2.3. any reference to gender includes the other genders.
1.3.
The clause headings in this Agreement have been inserted for convenience only and shall not be taken into account in its interpretation.
1.4.
Words and expressions defined in any clause shall, for the purpose of that clause, bear the meaning assigned to such words and expressions in that clause.
1.5.
If any provision in a definition is a substantive provision conferring rights or imposing obligations on either Party, effect shall be given to it as if it were a substantive clause in the body of the Agreement, notwithstanding that it is only contained in the interpretation clause.
1.6.
If any period is referred to in this Agreement by way of reference to a number of days, the days shall be reckoned inclusively of the first and exclusively of the last day unless the last day falls on a day which is not a Business Day, in which case the day shall be the next succeeding Business Day.
1.7.
Any reference to an enactment is to that enactment as at the date of signature hereof and as amended or re-enacted from time to time.
1.8.
Where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail.
1.9.
Schedules, appendices or annexures to this Agreement shall be deemed to be incorporated in and form part of this Agreement.
1.10.
A reference to a person includes such person’s permitted successors, assignees, transferees or substitutes.
1.11.
Any reference to a document is a reference to that document as amended, novated, ceded or supplemented.
1.12.
Expressions defined in this Agreement shall bear the same meanings in schedules, appendices or annexures to this Agreement which do not themselves contain their own contrary definitions.

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1.13.
The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.
2.
DURATION
This Agreement shall commence and be of full force and effect on the Signature Date and shall terminate on the Discharge Date.
3.
GENERAL PROVISIONS CONCERNING THE LOAN AGREEMENTS
3.1.
No other indebtedness
As of Signature Date, each of the Lenders represents to the other that its Loan Agreement represents the entirety of any loans or any similar debt funding arrangements between it
(and any of its Affiliates) and the Borrower.
3.2.
Ranking
Each of the Lenders agrees that the indebtedness under the Loan Agreements ranks pari passu inter se.
3.3.
Fulfillment of Conditions Precedent
Each Party agrees to give:
3.3.1.
to Nedbank the notice required under paragraph 3 of Schedule 1 to the Second
Amendment and Restatement Agreement (as defined in the Loan Agreements) as soon as circumstances permit; and
3.3.2.
to the other Party the notice required from it under paragraph 7 of Schedule 1 to the other Party’s Loan Agreement.
4.
WAIVERS UNDER AND AMENDMENTS TO HARMONY LOAN AGREEMENT
Harmony agrees that it will not, in any circumstances, waive any provision of or amend or modify its Loan Agreement without the prior written consent of ARM.
5.
NO ENCUMBRANCE OR GUARANTEES
Harmony agrees that it will not, in any circumstances, without the prior written consent of
ARM, permit or grant its consent to:
5.1.1.
the Borrower granting any Encumbrance to Harmony in respect of the indebtedness arising under its Loan Agreement; or
5.1.2.
any person providing any guarantee in respect of the indebtedness arising under its
Loan Agreement.

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6.
REMEDIES UNDER THE HARMONY LOAN AGREEMENT
6.1.
Ability to Enforce
6.1.1.
If an Event of Default has occurred and Harmony would be entitled, by the terms of its
Loan Agreement, to enforce remedies thereunder or arising under Applicable Laws, then notwithstanding the terms of such Loan Agreement, Harmony agrees, to the fullest extent permitted by Applicable Laws, not to enforce such remedies without the prior written consent of ARM, provided that, if ARM enforces any such remedy under the
ARM Loan Agreement or arising under Applicable Laws as a result of such Event of
Default, then Harmony shall, without any consent from ARM, be entitled to exercise the same remedy under the ARM Loan Agreement or arising under Applicable Laws.
6.1.2.
Harmony shall not, at any time prior to the Discharge Date, institute legal proceedings against the Borrower without the prior written consent of ARM, provided that, if ARM institutes legal proceedings against the Borrower under the ARM Loan Agreement, then
Harmony shall be entitled, without any consent from ARM, to institute the equivalent legal proceedings against the Borrower under the Harmony Loan Agreement.
6.1.3.
Harmony shall not, at any time prior to the Discharge Date, itself institute, or join with any person in instituting, any proceedings for the sequestration or dissolution of the
Borrower or any compromise with the trustees or beneficiaries of the Borrower or any of its creditors or any related relief, or any similar proceedings (including any bankruptcy or debt moratorium proceedings or any proceedings for the appointment of a trustee on insolvency or similar officer in relation to the Borrower or any or all of Borrower’s assets or revenues), without the prior written consent of ARM, provided that, if ARM institutes any such proceedings, or joins with any person in instituting any such proceedings, against the Borrower, or any other person institutes any such proceedings against the
Borrower, then Harmony shall be entitled, without any consent from ARM, to participate in such proceedings as a creditor of the Borrower, and, without limiting the generality of the foregoing, to vote in any matter to be determined by a vote of the creditors of the
Borrower and to submit and prove its claims against the Borrower.
7.
PAYMENTS
7.1.
ARM agrees not to accept any payment of any of the indebtedness owing to it under its
Loan Agreement unless a corresponding amount is paid to Harmony on account of the indebtedness owing to Harmony under the Harmony Loan Agreement, such that the amount paid to ARM is equal to the ARM Percentage of the total amount paid to both
Lenders.
7.2.
Harmony agrees not to accept any payment of any of the indebtedness owing to it under its
Loan Agreement unless a corresponding amount is paid to ARM on account of the indebtedness owing to ARM under the ARM Loan Agreement, such that the amount paid to
Harmony is equal to the Harmony Percentage of the total amount paid to both Lenders.
8.
CESSION AND DELEGATION
Neither Party shall cede or delegate or otherwise transfer all or any of its rights and/or obligations under its Loan Agreement without the prior written consent of the other Party and,

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even where such consent is obtained, unless the person to whom such cession or delegation or other transfer is made agrees in writing to become a Party to this Agreement as a Lender and to assume obligations under this Agreement identical to those of the Party making such cession or delegation or other transfer.
9.
CROSS INDEMNITY
In the event that either or both of the Parties is required to make any payment to the Finance
Parties under the Subordination Agreement as a result of it receiving a payment under its Loan
Agreement that was greater than it should have been in in accordance with the provisions of the Subordination Agreement (each a “Relevant Amount”), then the Parties shall make such payments amongst them as are necessary in order for;
9.1.
ARM to be in the same financial position that it would have been in had the Finance Parties recovered from it an amount equal to the ARM Percentage (at the time of receipt of the first such Relevant Amount) of the total amount so recoverable by the Finance Parties from both
Parties; and
9.2.
Harmony to be in the same financial position that it would have been in had the Finance
Parties recovered from it an amount equal to the Harmony Percentage (at the time of receipt of the first such Relevant Amount) of the total amount so recoverable by the Finance Parties from both Parties,
provided that neither Party shall be required to pay more to the other than the aggregate of the
Relevant Amounts received by it.
10.
GENERAL CONDITIONS
10.1.
Whole Agreement
This Agreement constitutes the whole agreement between the Parties as to the subject matter hereof and no agreements, representations or warranties between the Parties regarding the subject matter hereof other than those set out herein are binding on the
Parties.
10.2.
Variation
No addition to or variation, consensual cancellation or novation of this Agreement and no waiver of any right arising from this Agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by the Parties or their duly authorised representatives.
10.3.
Relaxation
No latitude, extension of time or other indulgence which may be given or allowed by either
Party to the other Party in respect of the performance of any obligation hereunder, and no delay or forbearance in the enforcement of any right of either Party arising from this
Agreement, and no single or partial exercise of any right by such Party under this
Agreement, shall in any circumstances be construed to be an implied consent or election by such party or operate as a waiver or a novation of or otherwise affect any of such Party's rights in terms of or arising from this Agreement or estop or preclude such Party from

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enforcing at any time and without notice, strict and punctual compliance with each and every provision or term hereof.
10.4.
Severability
The Parties agree that each and every provision of this Agreement is severable from the remaining provisions of this Agreement and should any provision of this Agreement be in conflict with any Applicable Laws, or be held to be unenforceable or invalid for any reason whatsoever, such provision should be treated as pro non scripto and shall be severable from the remaining provisions of this Agreement which shall continue to be of full force and effect.
10.5.
Independent Advice
Each of the Parties hereto acknowledges that it has been free to secure independent legal and other advice as to the nature and effect of all of the provisions of this Agreement and that it has either taken such independent legal and other advice or dispensed with the necessity of doing so.
10.6.
Limitation on liability
Neither of the Lenders, nor its officers, employees, agents or assigns shall be liable to the other for any indirect, consequential, incidental or contingent damages, including but not limited to a loss of profits arising out of a breach of this Agreement or any negligent act or omission on its/their part or any cause whatsoever.
10.7.
Survival of claims
The termination of this Agreement, for any cause whatsoever, shall not affect the right of a
Lender to recover from the other any amount due to that Lender on or before such termination or in consequence thereof, or any other liability incurred by a Lender on or before such termination or in consequence thereof or the right of a Lender to recover any damages for breach of this Agreement.
10.8.
Assignment
Neither Party shall be entitled to cede and delegate or otherwise transfer all or any of its rights, benefits and obligations under this Agreement without the prior written consent of the other.
11.
COUNTERPARTS
This Agreement may be executed in any number of separate counterparts by the Parties hereto, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

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12.
NOTICES
12.1.
Communications in writing
Any communication to be made under or in connection with Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter (including electronic mail or other electronic means).
12.2.
Addresses
The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with Agreement is:
12.2.1. in the case of Harmony:
Harmony Gold Mining Company Limited
Address for Notices: Office of the Company Secretary, Corner Main Reef Road and
Ward Avenue, Randfontein, South Africa
Attention: The Company Secretary
Telephone: +27 11 411 6020
Fax: +27 11 696 9734
Email: companysecretariat@harmony.co.za
12.2.2. in the case of ARM:
African Rainbow Minerals Limited
Address for Notices: 29 Impala Road, Chislehurston, Sandton, South Africa
Attention: Derrick King
Telephone: +27 11 779 1498
Fax: +27 11 779 1320
Email:
derrick.king@arm.co.za
or any substitute address or fax number or email address or department or officer as either Party may notify to the other Party by not less than 5 Business Days’ notice, and the Parties choose as their domicilia citandi et executandi their respective physical addresses set out in (or as substituted as contemplated in) this clause for all purposes arising out of or in connection with this Agreement.
12.3.
Delivery
12.3.1.
Any communication or document made or delivered by one Party to another under or in connection with this Agreement will only be effective:
12.3.1.1. if by way of fax, when received in legible form;
12.3.1.2. if by way of electronic mail, as set forth in clause 12.5; or
12.3.1.3. if by way of letter, when it has been left at the relevant address or upon actual receipt;
and, if a particular department or officer is specified as part of its address details provided under clause 12.2 (Addresses), if addressed to that department or officer.

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12.4.
Notification of Address and Fax Number
Promptly upon changing its own address or fax number, the relevant Party shall notify the other Party.
12.5.
Electronic Communication
12.5.1.
Any communication to be made between the Parties under or in connection with the
Agreement may be made by electronic mail or other electronic means, if the Parties:
12.5.1.1.
agree that, unless and until notified to the contrary, this is to be an accepted form of communication;
12.5.1.2.
notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and
12.5.1.3.
notify each other of any change to their address or any other such information supplied by them.
12.5.2.
Any electronic communication made between the Parties will be effective only when actually received in readable form.
12.6.
English Language
12.6.1. Any notice given under, or in connection with, this Agreement must be in English.
12.6.2. All other documents provided under, or in connection with this Agreement must be:
12.6.2.1. in English; or
12.6.2.2.
if not in English, and if so required by the Lender, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.
13.
GOVERNING LAW
This Agreement and any non-contractual obligations arising out of it or in connection with it are governed by the law of the Republic of South Africa.
14.
JURISDICTION
The Parties submit to the non-exclusive jurisdiction of the High Court of South Africa, Gauteng
Local Division, Johannesburg (or any successor to that division) in respect of any matter arising from or in the connection with this Agreement, including its termination.
14.1.
Waiver of Immunity
Each Party irrevocably and unconditionally:
14.1.1.
agrees not to claim in any jurisdiction, for itself or in respect of its assets, immunity from suit, execution, attachment (whether in aid of execution, before judgement or otherwise)

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or other legal process and waives such present or future immunity, whether claimed or not; and
14.1.2.
consents generally to the giving of any relief or the issue of any process in connection with any proceedings, including the making, enforcement or execution against any property of any nature (irrespective of its use or intended use) of any order or judgement which may be made or given in any proceedings.
SIGNED at Sandton on this the 29th day of February 2016.

For and on behalf of
AFRICAN RAINBOW MINERALS LIMITED

/s/ MP Schmidt
____________________________
Signatory: MP Schmidt
Capacity: CEO
Who warrants his authority hereto

/s/ M Arnold
____________________________
Signatory: M Arnold
Capacity: Director
Who warrants his authority hereto

SIGNED at Muldersdrift on this the 1st day of March 2016.

For and on behalf of
HARMONY GOLD MINING COMPANY
LIMITED

/s/ Frank Abbott and Peter Steenkamp
____________________________
Signatory: Frank Abbott and Peter Steenkamp
Capacity: Directors
Who warrants his authority hereto